March 15, 2013

VIA EDGAR

Mr. Chad Eskildsen

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mercer Funds
File Nos. 333-123467 and 811-21732

Dear Mr. Eskildsen:

We have received the following comments conveyed by the staff of the U.S. Securities and Exchange Commission (the “Staff”) with regard to the annual report filed on Form N-CSR on June 1, 2012 (the “N-CSR”) for Mercer Funds (the “Trust”). The Staff’s comments were received in a telephone call on January 31, 2013. We respectfully submit this response letter on behalf of the Trust.

We believe that the disclosure changes and responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised. We have, for the convenience of the Staff, repeated below the comments received followed by the Trust’s response.

Comment 1: We note that the N-CSR disclosure with respect to the Investment Strategy of each of the Mercer US Large Cap Value Equity Fund (the “Large Cap Value Fund”) and the Mercer US Large Cap Growth Equity Fund (the “Large Cap Growth Fund,” together with the Large Cap Value Fund, the “Large Cap Funds”), each a series of the Trust, states that each Large Cap Fund invests “in a diversified portfolio of large U.S. and multinational companies.” However, the Trust’s Registration Statement does not include the phrase “and multinational” with respect to such Large Cap Funds’ 80% name test. Rather, the Registration Statement states that each Large Cap Fund will invest “in equity securities of large capitalization U.S. companies” for name test purposes. Please revise the disclosure to make it consistent between the N-CSR and the Registration Statement. Additionally, please confirm that each Large Cap Fund continues to meet its respective 80% test.

Response: We confirm that each Large Cap Fund meets its respective 80% test.

We note that the investment strategy of each Large Cap Fund is intended to include both U.S. Large Cap companies and multinational companies. This formulation appears in both the prospectus and the N-CSR in exactly the same way. We note that the Large Cap Funds’ investment strategies are broader than their name tests and that the investment strategy describes the entire fund while the name test describes 80% of each Funds’ total net assets. We believe the current formulations, both in the broader investment strategies sections and the narrower 80% tests, accurately describe the investment strategies of the Large Cap Funds.

Comment 2: For purposes of determining whether a company is a large capitalization company at the time of investment for purposes of each Large Cap Fund’s 80% test, the Large Cap Funds define large capitalization as being a capitalization that is larger than the smallest company in the Russell 1000 Index (currently $1.3 billion). We note that the Large Cap Funds previously used a $5 billion threshold for determining that a company was a large capitalization company. Please explain why the current construction is correct and explain further why the $5 billion number was removed.

Response: We confirm that in 2009 the definition of large capitalization for the Large Cap Growth Fund and Large Cap Value Fund changed from any company with a market capitalization of $5 billion or greater to any company with a market capitalization larger than the smallest company in the Russell 1000® Index. The Staff has previously reviewed and commented on the current formulation (see correspondence filing submitted via EDGAR on July 27, 2010).

We believe that using the Russell 1000® Index as a measure of large capitalization presents a more accurate reflection of the Large Cap Funds’ investment strategies in light of (1) their respective benchmarks; and (2) the impact that volatility may have on the market capitalization of issuers traded in the equity markets. First, the Large Cap Growth Fund and Large Cap Value Fund use the Russell 1000® Growth Index and the Russell 1000® Value Index, respectively, as benchmarks. By defining a large capitalization company with reference to the Russell 1000® Index, the Large Cap Funds are better able to select from securities contained in their benchmark universe. Second, because the equity markets can fluctuate significantly, the Large Cap Funds’ disclosure will be more up-to-date through the use of an 80% test based on an adjustable floor tied to benchmark index, as opposed to a floor tied to a fixed market capitalization dollar amount, which could become stale or imprecise as a result of volatility in the markets.

Moreover, we note that we are aware of a number of other significant fund complexes in the industry using the Russell 1000® Index as a basis for defining large capitalization.

Comment 3: Please confirm the Trust monitors for acquired fund fees and expenses (“AFFEs”), particularly in light of the potentially high expense ratios of certain business development corporations (“BDCs”) that the Mercer US Small/Mid Cap Value Equity Fund may invest in.

Response: In response to the Staff’s comment, Mercer Investment Management, Inc. (“Mercer”), the Trust’s adviser, requested that the Trust’s fund administrator conduct an analysis to determine whether the custodian includes BDCs in its AFFE calculation. The fund administrator reported that BDCs are not included in the calculation. The Trust’s fund administrator has been requested by Mercer to analyze the impact of including BDCs in the calculation. It is Mercer’s belief that industry-wide, BDCs typically are not captured for AFFE purposes.

We note that Section 6(f)(1) of the Investment Company Act of 1940, as amended (“1940 Act”) exempts any closed-end fund that elects to be treated as a BDC from “the provisions of this title.” Thus, Section 6(f)(1) BDCs are exempt from Section 3 of the 1940 Act. As such they cannot be investment companies. We are aware that certain fund complexes also take the position that BDCs are not “Acquired Funds” for purposes of calculating AFFEs because they are neither “investment companies” nor would be investment companies, but for the exceptions to that definition provided under Section 3(c)(1) of the 1940 Act. Section 6(f)(2) of the 1940 Act exempts BDCs from Sections 1 through 53 of the 1940 Act. Therefore a closed-end fund electing BDC status pursuant to Section 54(a) of the 1940 Act is exempt from the definition of “investment company,” which is included in Section 3(a)(1), except as provided in Section 59. It should also be noted that Section 59 of the 1940 Act states that certain sections of the 1940 Act, “shall apply to a [BDC] to the same extent as if it were a registered closed-end investment company” (emphasis added). Of course, a BDC is not a registered closed-end investment company. This statutory language also distinguishes a BDC from an investment company.

As a result, the Trust respectfully disagrees with the Staff that investments in BDCs must be considered in the calculation for AFFEs, as a technical matter of statutory construction.

Nevertheless, the Trust will analyze its AFFE calculations with respect to each series of the Trust, and if such AFFEs are greater than one basis point after BDCs are included in the calculation, then the Trust intends to submit a prospectus supplement updating its fee disclosure with respect to the relevant series.

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Thank you for your attention in these matters. If you have any questions, I may be reached at 617-261-3135.

Sincerely,

/s/ Stuart Fross

Stuart Fross